August 20, 2025

Stephen Stamp
Chief Executive Officer
Biodexa Pharmaceuticals plc
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ, United Kingdom

       Re: Biodexa Pharmaceuticals plc
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-37652
Dear Stephen Stamp:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences